

Keithley Instruments, Inc. 28775 Aurora Road
Cleveland, Ohio 44139-1891
440-248-0400
Fax: 440-248-6168
http://www.keithley.com

December 27, 2002

TO THE SHAREHOLDERS OF KEITHLEY INSTRUMENTS, INC.

This year's Annual Meeting of Shareholders of Keithley Instruments, Inc. will be held at 12:00 Noon (EST), Saturday, February 15, 2003, at our corporate headquarters, 28775 Aurora Road, Solon, Ohio.

In addition to acting on the matters outlined in the Proxy Statement, we look forward to giving you a progress report on the first quarter, which will end on December 31, 2002. As in the past, there will be an informal presentation on the Company's business.

We hope that you are planning to attend the Annual Meeting personally, and we look forward to seeing you. Whether or not you expect to attend in person, the return of the enclosed proxy as soon as possible would be greatly appreciated and will ensure that your shares will be represented at the Annual Meeting. If you do attend the Annual Meeting, you may revoke your proxy should you wish to vote in person.

On behalf of the Directors and management of Keithley Instruments, Inc., we would like to thank you for your continued support and confidence in the Company.

Sincerely yours,

Joseph P. Keithley

JOSEPH P. KEITHLEY
Chairman, President and Chief Executive Officer



Keithley Instruments, Inc.28775 Aurora Road
Cleveland, Ohio 44139-1891
440-248-0400
Fax: 440-248-6168
http://www.keithley.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Keithley Instruments, Inc. will be held at the Company's corporate headquarters, 28775 Aurora Road, Solon, Ohio, on Saturday, February 15, 2003, at 12:00 Noon (EST), for the following purposes:

(1) To elect eight members of the Board of Directors to serve until the next annual meeting of shareholders and until their successors have been duly elected and qualified;

(2) To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only holders of Common Shares and Class B Common Shares of record at the close of business on Tuesday, December 17, 2002, are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

John M. Gherlein

JOHN M. GHERLEIN
Secretary

December 27, 2002

Please sign, date and return the enclosed proxy promptly.
A return envelope is enclosed for your convenience.

KEITHLEY INSTRUMENTS, INC.

28775 Aurora Road
Cleveland, Ohio 44139

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 15, 2003

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Keithley Instruments, Inc. (the "Company") to be used at the Annual Meeting of Shareholders of the Company to be held on February 15, 2003, and any adjournment or postponement thereof. The time, place and purposes of the Annual Meeting are stated in the Notice of Annual Meeting of Shareholders which accompanies this Proxy Statement.

The solicitation of proxies is made by and on behalf of the Board of Directors. The expense of soliciting proxies, including the cost of preparing, assembling and mailing the proxy materials, will be borne by the Company. In addition to solicitation of proxies by mail, solicitation may be made personally and by telephone, and the Company may pay persons holding shares for others their expenses for sending proxy materials to their principals. No solicitation will be made other than by Directors, officers and employees of the Company.

The presence of any shareholder at the Annual Meeting will not operate to revoke his or her proxy. Any shareholder giving a proxy pursuant to this solicitation may revoke it by giving notice to the Company in writing or in open meeting. All properly executed proxies received by the Board of Directors of the Company pursuant to this solicitation will be voted at the Annual Meeting, and the directions contained in such proxies will be followed in each instance. If no directions are given, properly executed proxies will be voted FOR the election of the nominees named in this Proxy Statement and with discretionary authority to vote on all other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The close of business on December 17, 2002 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. This Proxy Statement and the accompanying President's letter, notice and proxy, together with the Company's annual report to shareholders for the fiscal year ended September 30, 2002, are first being sent to shareholders on or about December 27, 2002.

VOTING RIGHTS

As of the close of business on December 17, 2002, there were outstanding 13,231,609 Common Shares, without par value, of the Company (the "Common Shares") and 2,150,502 Class B Common Shares, without par value, of the Company (the "Class B Common Shares"). The holders of the outstanding Common Shares on that date will be entitled to one vote for each share held and the holders of the outstanding Class B Common Shares on that date will be entitled to ten votes for each share held. Abstaining votes and broker non-votes will not count in favor of, or against, election of a nominee for Director; however, such votes may have the effect of a vote against approval of any other matter.

The Ohio Revised Code, as it applies to the Company, provides that if notice in writing is given by any shareholder to the President, a Vice President or the Secretary of the Company not less than 48 hours before the time fixed for holding the meeting to elect Directors that he or she desires the voting to elect Directors to be cumulative, and an announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the shareholder giving such notice, then each shareholder shall have cumulative voting rights in the election of Directors, enabling him or her to give one nominee for Director as many votes as is equal to the number of Directors to be elected multiplied by the number of shares in respect of which such shareholder is voting, or to distribute his or her votes on the same principle among two or more nominees, as he or she sees fit. If cumulative voting is in effect, the persons named in the proxy will vote shares represented thereby so as to elect as many of the eight nominees named herein as possible.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners

The following persons are known to the Company to be the beneficial owners of more than 5% of the voting securities of the Company as of December 17, 2002:

Name of Beneficial Owner	Common Shares		Class B Common Shares(1)		Percentage of Total Voting Power
	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class	
Joseph P. Keithley	332,386(2)	2.5%	2,130,878(3)	99.1%	61.8%
Capital Research and Management Company(4)	1,000,000	7.6%	—	—	2.9%
Barclays Global Investors, N.A.(5)	849,449	6.4%	—	—	2.4%

(1) Pursuant to the Company's Amended Articles of Incorporation, all holders of Class B Common Shares are entitled to convert any or all of their Class B Common Shares into Common Shares at any time, on a share-for-share basis.

(2) Includes Common Shares represented by options exercisable on or before February 15, 2003, by Joseph P. Keithley (254,500 shares). Such shares are deemed to be outstanding for the purpose of computing the percentage of shares outstanding owned by Mr. Keithley and his percentage of total voting power of the Company's capital stock, but are not deemed outstanding for the purpose of computing the percentage of shares held by or total voting power of any other person. Also includes 32,704 shares of restricted stock which are subject to certain vesting requirements, and 2,448 shares owned by Mr. Keithley's wife. Mr. Keithley disclaims beneficial ownership with respect to the shares owned by his wife.

(3) Includes 1,954,816 shares owned by a partnership for which Mr. Keithley serves as the general partner, and 46,062 shares owned by a trust for which Mr. Keithley serves as the trustee.

(4) Derived from information set forth on a Schedule 13G of Capital Research and Management Company dated February 11, 2002.

(5) Derived from information set forth on a Schedule 13G of Barclays Global Investors, N.A. dated February 12, 2002.

The business address of Mr. Keithley is 28775 Aurora Road, Solon, Ohio 44139. The address for Capital Research and Management Company is 333 South Hope Street, Los Angeles, California 90071. The address for Barclays Global Investors, N.A. is 45 Fremont Street, San Francisco, California 94105.

Security Ownership of Management

The beneficial ownership of Common Shares and Class B Common Shares by each of the Company's Directors, nominees for Director, each of the Company's executive officers named in the Summary Compensation Table and by all executive officers and Directors of the Company as a group on December 17, 2002, is set forth in the table below:

| Name and Address of Beneficial Owner | Common Shares | | Class B Common Shares(1) | | Percentage of Total Voting Power |
	Number of Shares Beneficially Owned(2)	Percent of Class	Number of Shares Beneficially Owned	Percent of Class	
Brian R. Bachman	45,914	*	—	—	*
James T. Bartlett	52,757	*	—	—	*
James B. Griswold	57,880	*	—	—	*
Leon J. Hendrix, Jr.	85,298	*	—	—	*
William J. Hudson, Jr.	49,622	*	—	—	*
Joseph P. Keithley	332,386(3)	2.5%	2,130,878(4)	99.1%	61.8%
Dr. N. Mohan Reddy	16,494	*	—	—	*
R. Elton White	58,043(5)	*	—	—	*
Philip R. Etsler	98,100	*	—	—	*
John A. Pesec	24,004(6)	*	—	—	*
Mark J. Plush	151,261(7)	1.1%	—	—	*
Gabriel A. Rosica	136,301	1.0%	—	—	*
All officers and Directors as a group (12 persons)	1,108,060	7.9%	2,130,878	99.1%	63.2%

* Less than 1%

(1) Pursuant to the Company's Amended Articles of Incorporation, all holders of Class B Common Shares are entitled to convert any or all of their Class B Common Shares into Common Shares at any time, on a share-for-share basis.

(2) Includes Common Shares represented by options exercisable on or before February 15, 2003 by Brian R. Bachman (30,000 shares), James T. Bartlett (30,000 shares), James B. Griswold (27,500 shares), Leon J. Hendrix, Jr. (50,000 shares), William J. Hudson, Jr. (30,000 shares), Joseph P. Keithley (254,500 shares), Dr. N. Mohan Reddy (15,000 shares), R. Elton White (20,000 shares), Philip R. Etsler (51,250 shares), John A. Pesec (22,500 shares), Mark J. Plush (81,000 shares), Gabriel A. Rosica (134,500 shares) and all officers and Directors as a group (746,250 shares). Such shares are deemed to be outstanding for the purpose of computing the percentage of shares held by each of the individuals and all officers and Directors as a group and their percentage of total voting power of the Company's capital stock, respectively, but are not deemed outstanding for the purpose of computing the percentage of shares held by or total voting power of any other person. Also includes restricted shares, which are subject to certain vesting requirements for Mr. Keithley (32,704 shares), Mr. Etsler (24,062) and Mr. Plush (23,836 shares). Includes shares held under the Keithley Instruments, Inc. 1996 Outside Directors Deferred Stock Plan for the benefit of Mr. Bachman (14,914 shares), Mr. Bartlett (22,757 shares), Mr. Griswold (24,300 shares), Mr. Hendrix (25,298 shares), Mr. Hudson (4,622 shares), Dr. Reddy (1,494), Mr. White (23,043 shares) and Mr. Rosica (1,801 shares), as to which such persons do not have current voting rights.

(3) Includes 2,448 shares owned by Mr. Keithley's wife. Mr. Keithley disclaims beneficial ownership with respect to the shares owned by his wife.

(4) Includes 1,954,816 shares owned by a partnership of which Mr. Keithley serves as the general partner, and 46,062 shares owned by a trust of which Mr. Keithley serves as the trustee.

(5) Includes 7,000 shares owned by a partnership of which Mr. White serves as the general partner, and 8,000 shares owned by a trust of which Mr. White serves as the trustee.

(6) Includes eight shares owned by Mr. Pesec's wife. Mr. Pesec disclaims beneficial ownership with respect to the shares owned by his wife.

(7) Includes 2,432 shares owned by Mr. Plush's children and nine shares owned by his wife. Mr. Plush disclaims beneficial ownership with respect to the shares owned by his wife.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company believes that during the fiscal year ended September 30, 2002, its officers, Directors and holders of more than 10% of the Company's Common Shares complied with all filing requirements under Section 16(a) of the Securities Exchange Act of 1934.

ITEM ONE:
ELECTION OF DIRECTORS

At the Annual Meeting, or any adjournment or postponement thereof, Common Shares and Class B Common Shares represented by proxies, unless otherwise specified, will be voted for the election as Directors of the eight nominees named below. If the eight nominees are elected, there will be one vacancy on the Board. The Directors may fill that vacancy at their discretion. The Company believes it is desirable to have the vacancy available to be filled by the Directors without the time and expense involved in holding a special meeting if a person who could make a valuable contribution as a Director becomes available during the year.

Each of the Directors to be elected at the meeting is to serve until the next Annual Meeting and until his successor shall have been duly elected and qualified. Pursuant to the Company's Amended Articles of Incorporation (the "Articles"), one-fourth (calculated to the nearest whole number) of the number of authorized Directors, which presently equals two Directors, is entitled to be elected by the Common Shares voting separately as a class. Messrs. Bartlett and Hendrix have been nominated as the Directors to be so elected by the holders of the Common Shares of the Company. The remaining six nominees are to be elected by the holders of the Common Shares and the Class B Common Shares voting together. The two nominees receiving the greatest number of votes of the Common Shares voting separately as a class, and the six other nominees receiving the greatest number of votes of the Common Shares and the Class B Common Shares voting together without regard to class, will be elected as Directors.

If cumulative voting is in effect, the persons named in the proxies will have full discretion and authority to vote for any one or more of the eight nominees. In the event of cumulative voting, the persons named in the proxies will vote the shares represented thereby so as to elect as many of the eight named nominees as possible.

Each of the nominees is presently a member of the Board of Directors and each has indicated his willingness to serve as a Director, if elected. If any nominee at the time of election is unable or unwilling to serve or is otherwise unavailable for election (which contingency is not now contemplated or foreseen), it is intended that the shares represented by proxies will be voted for the election of each substitute nominee as may be named by the Board of Directors.

Nominees for Election

Set forth below is certain information, as of December 17, 2002, with respect to each person nominated for election as a Director.

Name and Age of Nominee	Business Experience	Director Since
Joseph P. Keithley Age 53	Chairman of the Board of the Company since 1991, Chief Executive Officer since November 1993 and President since May 1994. Director of Brush Engineered Materials, Inc. ("Brush Engineered Materials"), which along with its subsidiaries supplies worldwide markets with beryllium products, alloy products, electronic products, precious metal products, and engineered material systems, and Nordson Corporation, a worldwide producer of precision dispensing equipment and manufacturer of technology-based systems for curing and surface treatment processes.	1986
Brian R. Bachman Age 57	Private Investor and Adjunct Professor at the Northwestern University Kellogg-McCormick MMM Program since 2002. Former Chief Executive Officer and Vice Chairman of Axcelis Technologies, a leading producer of ion implantation, dry strip, and photostabilization equipment used in the fabrication of semiconductors, from 2000 to 2002. Senior Vice President and Group Executive, Eaton Corporation from 1995 to 2000.	1996
James T. Bartlett(1) Age 65	Advising Director since 2002, and Managing Director from 1986 to 2002, of Primus Venture Partners Inc., the manager of Primus Capital Fund and Primus Capital Funds II, III, IV and V, venture capital limited partnerships. Director of Oglebay Norton Company, a provider of products and services to oil field services, chemical, steel and construction industries, and Lamson & Sessions Co., a provider of products for the construction and telecommunications industries.	1983
James B. Griswold(2) Age 56	Partner in the law firm of Baker & Hostetler LLP since 1982.	1989

Name and Age of Nominee	Business Experience	Director Since
Leon J. Hendrix, Jr.(1) Age 61	Chairman of Remington Arms Co. since 1997, a manufacturer and marketer of firearms and ammunition. Previously Principal, Clayton, Dubilier & Rice, Inc., a private investment firm, from 1993 to 2000. Director of NACCO Industries, Inc., a holding company with subsidiaries that manufacture forklift trucks, small electrical appliances, mine and market lignite coal and operate specialty retail stores, Cambrex Corp., a provider of products and services to the life sciences industries, and Riverwood International Corp., a leading global provider of paperboard and paperboard packaging systems.	1990
William J. Hudson, Jr. Age 68	Private Investor. Former President, Chief Executive Officer and Vice Chairman of AMP, Inc., a leading manufacturer of electrical, electronic, fiber-optic and wireless interconnection devices, from 1993 to 1999. Director of Carpenter Technology Corporation, a manufacturer, fabricator, and distributor of specialty metals, and The Goodyear Tire & Rubber Company, an international company that develops, manufactures, distributes and sells tires and rubber products, and provides automotive repair services.	1999
Dr. N. Mohan Reddy Age 49	Associate Professor of Marketing since 1991 and Keithley Professor of Technology Management since 1996 at the Weatherhead School of Management, Case Western Reserve University. Director of Brush Engineered Materials.	2001
R. Elton White Age 60	Private Investor. Director of Kohl's Corporation, which owns specialty department stores.	1994

(1) Elected by holders of Common Shares only.

(2) Baker & Hostetler LLP served as general outside legal counsel to the Company during the fiscal year ended September 30, 2002 and is expected to render services in such capacity to the Company in the future.

INFORMATION REGARDING MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Executive Committee, an Audit Committee, a Compensation and Human Resources Committee, a Strategy Committee, and a Nominating and Corporate Governance Committee. The Executive Committee is authorized to exercise all of the powers of the Board of Directors between meetings of the Board of Directors. All actions of the Executive Committee are reported to the Board of Directors at its first meeting following such action or actions. The Audit Committee reviews the activities of the Company's independent accountants and various Company policies and practices. The Compensation and Human Resources Committee approves the grant of stock options and reviews and determines the compensation of certain key executives. The Strategy Committee reviews the appropriateness of current business and technical strategies and explores new business possibilities. The Nominating and Corporate Governance Committee was formed in September 2002 to assist the Board of Directors in identifying individuals qualified to become Board members; to recommend board committee structure, membership and operations; to develop and recommend to the Board a set of effective corporate governance policies and procedures; and to lead the Board in its annual review of the Board's performance. This committee is also responsible for monitoring the status of the New York Stock Exchange's Corporate Governance Rule Proposals submitted to the Securities and Exchange Commission on August 16, 2002 (the "NYSE Proposals") and recommending to the full Board policies, procedures and committee charters that will be required under the NYSE Proposals when they are finally adopted.

Under the NYSE Proposals, a NYSE-listed company is required to have a majority of independent directors unless it is a "controlled company." A controlled company is a company in which 50% or more of the voting power is held by an individual, a group or another company. Although the Company believes it could satisfy the conditions of the controlled company exception to the independence requirement, the Company has determined not to take advantage of the exception. The Company believes it will be able to satisfy the independence requirements reflected in the NYSE Proposals. Additionally, the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees currently consist entirely of Directors who the Company believes will meet the independence requirements when those requirements are finally adopted.

Set forth below is the current membership of each committee of the Board, with the number of meetings held during the fiscal year ended September 30, 2002, in parentheses.

Executive Committee (none)	Audit Committee (three)	Compensation and Human Resources Committee (three)	Strategy Committee (four)	Nominating and Corporate Governance Committee (none)
Joseph P. Keithley (Chairman)	James T. Bartlett (Chairman)	R. Elton White (Chairman)	Dr. N. Mohan Reddy (Chairman)	Brian R. Bachman (Chairman)
James T. Bartlett	William J. Hudson, Jr.	Brian R. Bachman	Brian R. Bachman	Leon J. Hendrix, Jr.
Leon J. Hendrix, Jr.	R. Elton White	Leon J. Hendrix, Jr.	James T. Bartlett	William J. Hudson, Jr.
		Dr. N. Mohan Reddy	James B. Griswold	
			Leon J. Hendrix, Jr.	
			William J. Hudson, Jr.	
			Joseph P. Keithley	
			R. Elton White	

The Board of Directors held five meetings during the fiscal year ended September 30, 2002. During that fiscal year no Director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period he served as a Director and (ii) the total number of meetings held by committees of the Board on which he served, during the periods that he served.

Directors who are not employees of the Company receive an annual fee of $10,000 paid in five installments. Directors receive an additional $1,000 for each Board meeting attended and, unless Chairman of a committee, $750 for each committee meeting attended, except for Executive Committee meetings for which no additional fees are paid. Each Committee Chairman who is not an employee of the Company is paid $1,250 for presiding as Chairman at a committee meeting. Directors may defer their fees under the Keithley Instruments, Inc. 1996 Outside Directors Deferred Stock Plan.

EXECUTIVE COMPENSATION AND BENEFITS

The Company's compensation and benefit programs are designed to enable the Company to attract, retain and motivate the best possible employees to operate and manage the Company at all levels.

Employment Agreements

Employment Agreements with Named Executive Officers of the Company. Pursuant to an employment agreement which was entered into on September 26, 1988, Joseph P. Keithley is required to be compensated at the rate of at least $120,000 per year initially for a five-year period which ended September 26, 1993 and is automatically renewable for one-year periods thereafter. Pursuant to an employment agreement which was entered into on April 7, 1994, Mr. Plush is required to be compensated at the rate of at least $109,800 per year. Mr. Plush's agreement initially covered a three-year period and is automatically renewable for one-year periods thereafter.

Employee Benefit Plans

Retirement Plans. The Company's United States pension plan provides retirement benefits to eligible participants who terminate employment at or after age 65, or who terminate employment before age 65 with at least five years of service. Benefits commence after termination of employment, but generally not before age 55. Retirement benefits are computed on the basis of pension credits for each year of the employee's service. Generally, an employee's pension credits will be equal to the sum of (i) 0.9% of the employee's high five-year average annual compensation, not in excess of the employee's Social Security "covered compensation" (as defined by Section 401(I)(5)(E) of the Internal Revenue Code) as of September 30, 1999, plus 1.5% of such average annual compensation in excess of "covered compensation," with such sum multiplied by the employee's years of credited service (up to 30 years) through September 30, 1999; plus (ii) 1.2% of the employee's annual compensation for each plan year beginning on or after October 1, 1999. The employee's annual retirement benefit, when paid as a life annuity commencing at age 65, will equal the total of the pension credits he has earned. If the individuals listed in the compensation table were to continue to be employees until their attainment of age 65 at the rate of compensation they received during fiscal 2002, their annual retirement benefits would be as follows: Mr. Keithley, $86,200; Mr. Rosica, $18,700; Mr. Plush, $62,800; Mr. Pesec, $69,500; and Mr. Etsler, $49,400.

Keithley Retirement Savings Trust and Plan. Effective January 1, 1988, the Company implemented the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan"). The Plan permits all eligible employees of the Company and its subsidiaries who elect to participate in the Plan to make payroll deductions for contribution by the Company or subsidiary to the Plan. Payroll deductions cannot be less than 1% or more than 15% of a participant's total compensation (excluding certain fringe benefits and some types of incentive compensation) for the Plan year. The Plan qualifies under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code.

The Plan provides for matching contributions at the Company's discretion which will not exceed 6% of a participant's compensation during the Plan year. All contributions under the Plan may be invested at the election of the participant in a variety of investment options. Participants' contributions are fully vested at all times. A participant's interest in the Company's contributions is fully vested after three years of eligible service with the Company.

Keithley Instruments, Inc. Supplemental Deferral Plan. This Plan was implemented effective September 30, 1999, and permits all eligible employees and Directors of the Company to defer a minimum of $2,500 and up to a maximum of 100% of their eligible annual compensation. To be eligible for participation in this Plan, an employee must be compensated at a minimum defined annual compensation level. The Plan is a non-qualified plan and, as such, participants are unsecured general creditors of the Company. Amounts deferred under this plan may be invested at the discretion of the participant in a variety of investment options. Participants' contributions are fully vested at all times.

2002 Annual Senior Manager Extra Compensation Plan. This plan provides additional compensation to executive officers based primarily on corporate performance for the fiscal year ended September 30, 2002. Extra compensation for the group of senior managers, including the executive officers of the Company, may not exceed 100% of each senior manager's October 1, 2001, base salary unless approved by the Company's Board of Directors. The additional compensation is based upon return on assets and sales growth for senior manager extra compensation, except for Mr. Pesec whose additional compensation is based upon return on assets and order growth.

2002 Stock Incentive Plan and 1992 Stock Incentive Plan. These plans provide for the issuance of "incentive stock options" to key employees within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock, and options to receive payments based on the appreciation of Common Shares.

1997 Director's Stock Option Plan.   The 1997 Director's Stock Option Plan provides for the issuance of stock options to nonemployee Directors. At the close of each annual meeting of the shareholders of the Company, nonemployee Directors are automatically granted an option to purchase 10,000 Common Shares. The exercise price for each option is the fair market value of a Common Share on the date such option is granted as defined by the Plan. The Board of Directors may, in its sole discretion, grant additional options under the Plan for newly elected nonemployee Directors. The 1997 Director's Stock Option Plan will expire by its terms on February 15, 2007.

1993 Employee Stock Purchase Plan.   The 1993 Employee Stock Purchase Plan offers eligible employees of the Company the opportunity to acquire Common Shares at a discount and without incurring any material acquisition costs. Eligible employees can only participate in the Plan on a year-to-year basis, must enroll prior to the commencement of each Plan year and must authorize monthly payroll deductions. The purchase price of the Common Shares is 85% of the lower of the market price at the beginning or ending of each calendar year. Generally, all employees of the Company are eligible to participate in the Plan; however, temporary employees, employees who are customarily employed for less than five months in any calendar year, and employees who directly or indirectly own more than a 5% interest in the Company are not eligible to participate.

The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company as of September 30, 2002, for the fiscal years ended September 30, 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation ($) (2)
		Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#)	
Joseph P. Keithley	2002	$381,250	$ —		100,000	$5,194
Chairman of the Board,	2001	$360,000	$182,000		100,000	$5,131
President and	2000	$324,138	$450,000		120,000	$4,908
Chief Executive Officer						
Gabriel A. Rosica	2002	$267,750	$ —		30,000	$5,173
Executive Vice President	2001	$256,150	$ 93,000		60,000	$5,111
	2000	$239,286	$275,000		55,000	$4,912
Mark J. Plush	2002	$211,500	$ —		35,000	$4,718
Vice President and	2001	$192,625	$ 55,000		38,000	$5,568
Chief Financial Officer	2000	$164,409	$190,000		42,000	$4,888
John A. Pesec(3)	2002	$185,000	$ —		27,000	$5,246
Vice President Worldwide	2001					
Sales and Support	2000					
Philip R. Etsler	2002	$152,375	$ —	$19,225	22,000	$5,218
Vice President	2001	$139,800	$ 40,000		22,000	$5,312
Human Resources	2000	$123,648	$140,000		24,000	$4,892

(1) The amount shown for Mr. Etsler in 2002 includes $7,500 in financial planning services, $6,800 for personal use of a Company car, with the remainder paid for life insurance premiums and health club dues.

(2) Consists of matching contributions under the Company's Retirement Savings Trust and Plan.

(3) Mr. Pesec was appointed Vice President Worldwide Sales and Support effective September 9, 2002. The salary information shown includes the full 2002 fiscal year. Prior year information is not required.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Joseph P. Keithley	100,000	15.9%	13.76	7/23/12	865,359	2,192,990
Gabriel A. Rosica	30,000	4.8%	13.76	7/23/12	259,608	657,897
Mark J. Plush	35,000	5.6%	13.76	7/23/12	302,876	767,546
John A. Pesec	27,000	4.3%	13.76	7/23/12	233,647	592,107
Philip R. Etsler	22,000	3.5%	13.76	7/23/12	190,379	482,458

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at September 30, 2002 (#)		Value of Unexercised in-the-money Options at September 30, 2002 ($)	
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph P. Keithley	—	—	254,500	296,000	1,587,456	288,900
Gabriel A. Rosica..........	—	—	127,000	139,500	819,066	178,894
Mark J. Plush	—	—	81,000	104,000	507,000	80,250
John A. Pesec.............	—	—	22,500	60,500	139,613	24,075
Philip R. Etsler............	—	—	51,250	62,750	322,950	54,169

Compensation and Human Resources Committee Report

The Company's Board of Directors has delegated to the Compensation and Human Resources Committee (the "Committee") the responsibility of evaluating and recommending for formal board approval the amounts of compensation paid to officers.

The guiding philosophy of the Company's executive compensation program is to attract, motivate and retain highly qualified senior managers to direct and grow the Company. Information is gathered to provide guidelines on pay for comparable positions in comparable industries. The total compensation of the officers is managed to assure that, in general, it falls between the median and the seventy-fifth percentiles of market survey averages. Beyond information that is available to the Company, the Committee retains an outside consulting firm that is used to analyze the competitiveness of the Company's compensation program.

The program provides for a salary that is based upon individual performance, an annual bonus that is based upon the attainment of performance goals, and long-term incentives in the form of stock options. These programs were described earlier on pages 7 through 9 of this Proxy Statement.

The salary for each executive officer is set based upon market place data and individual performance. The information used is the range of salaries paid to individuals who hold similar positions or have similar responsibilities within companies or divisions of companies of similar size in the electronics industry some, but not all of which are in the S&P Technology Composite Index used in the performance graph on page 13.

The magnitude of the annual bonus that is paid to each officer is determined as follows. First, the targeted amount of bonus to be paid annually is determined through the use of salary survey information based on a percentage of annual salary. An appropriate mix of corporate financial measures and individual performance measures is then determined and a payout schedule is set based upon percentage attainment of the performance goals. The magnitude of these performance goals is set in conjunction with the Board to reflect marketplace conditions and an expectation of continuous improvement. The bonus payment begins at 80%

attainment of financial goals. Based on the Company's financial performance, the Committee recommended and the Board approved no bonuses for 2002.

Non-qualified Stock Options (NSOs) are used to provide long-term incentives to officers and other key employees. Each year a stock option grant is considered for each officer based upon competitive market practices. Generally, options vest over four years and expire in ten years from the date of grant and have an option price equal to the market price at the time of grant, except that options granted for Mr. Rosica during fiscal 2002 vest in two years.

Chief Executive Officer Compensation

The Compensation and Human Resources Committee determined Mr. Keithley's compensation for fiscal 2002 based upon a number of criteria. The major factors that influenced the Committee's decisions were the median pay levels for CEOs in electronics firms of similar size, the performance of the Company in sales and level of profits and the general state of the electronic test and measurement industry.

Mr. Keithley's salary for fiscal 2002 increased 5.9%. This increase leaves Mr. Keithley's base salary comparable to others in equivalent positions in the electronics industry. Mr. Keithley did not receive a bonus for fiscal 2002, as the Company's performance goals were not met.

Compensation and Human Resources Committee
R. Elton White, Chairman
Brian R. Bachman
Leon J. Hendrix
Dr. N. Mohan Reddy

Audit Committee Report

The Audit Committee of the Board of Directors oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee is comprised of three directors and operates under a written charter adopted by the Board of Directors and included as Appendix A to this proxy statement. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report on Form 10-K for the year ended September 30, 2002 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. Management has the primary responsibility for the financial statements and the reporting process including the systems of disclosure and internal controls.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended September 30, 2002 for filing with the Securities and Exchange Commission.

Audit Committee
James T. Bartlett, Chairman
William J. Hudson, Jr.
R. Elton White

AUDIT FEES

The following table shows the fees billed to the Company for the audit and other services provided by PricewaterhouseCoopers LLP for fiscal year 2002:

Audit Fees	$156,750
Financial Information System Design and Implementation	—
All Other Fees	82,100
Total	$238,850

"All Other Fees" primarily relate to the Company's statutory foreign audit reports, tax services and employee benefit plan audits. The Audit Committee has considered whether the provision of these non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

COMPANY STOCK PERFORMANCE

The following performance graph compares the five-year cumulative return from investing $100 on September 30, 1997 in each of the Company's Common Shares, the Russell 2000 Index and the Standard & Poor's High Technology Composite Index, which has been renamed the Standard & Poors Information Technology Composite Index. The comparison assumes that all dividends are reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
AMONG KEITHLEY INSTRUMENTS, INC., THE RUSSELL 2000 INDEX
AND THE S & P TECHNOLOGY COMPOSITE INDEX



OTHER MATTERS

The firm of PricewaterhouseCoopers LLP served as the Company's independent auditors for the fiscal year ended September 30, 2002, and the Company has selected PricewaterhouseCoopers LLP to so serve for the fiscal year ending September 30, 2003. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, and he will have an opportunity to make a statement if he so desires. The representative will also be available to respond to appropriate questions from shareholders.

The Board of Directors of the Company is not aware of any matter to come before the meeting other than the election of Directors. However, if other matters shall properly come before the meeting, it is the intention of the persons named in the proxies to vote in accordance with their best judgment on such matters.

Any shareholder proposal intended to be presented at the Annual Meeting of Shareholders to be held in 2004 in compliance with Rule 14a-8 promulgated under the Exchange Act must be received by the Company at its principal executive offices not later than August 30, 2003, for inclusion in the Board of Directors' proxy statement and form of proxy relating to that meeting. The Company will not be required to include in its proxy statement and form of proxy a shareholder proposal that is received after that date or which otherwise fails to meet the requirements for shareholder proposals established by regulations of the Securities and Exchange Commission. In addition, if a shareholder intends to present a proposal at the Company's 2004 Annual Meeting without the inclusion of the proposal in the Company's proxy materials, the appointed proxies may



exercise their discretionary voting authority for any proposal received after November 13, 2003, without any discussion of the proposal in the Company's proxy statement.

Upon the receipt of a written request from any shareholder entitled to vote at the forthcoming Annual Meeting, the Company will mail, at no charge to the shareholder, a copy of the Company's Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission pursuant to Rule 13a-1 under the Securities Exchange Act of 1934, as amended, for the Company's most recent fiscal year. Requests from beneficial owners of the Company's voting securities must set forth a good faith representation that as of the record date for the Annual Meeting, the person making the request was the beneficial owner of securities entitled to vote at such Annual Meeting. Written requests for such report should be directed to:

Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.
28775 Aurora Road
Cleveland, Ohio 44139

You are urged to sign and return your proxy promptly in order to make certain your shares will be voted at the Annual Meeting. For your convenience, a return envelope is enclosed requiring no additional postage if mailed in the United States.

By Order of the Board of Directors,

John M. Gherlein

JOHN M. GHERLEIN
Secretary

December 27, 2002

KEITHLEY INSTRUMENTS, INC. AUDIT COMMITTEE CHARTER

The Audit Committee assists the Board of Directors in fulfilling its fiduciary responsibility by serving as an informed and effective overseer of the financial reporting process, including the company's internal controls, the independent audit and the internal audit process.

The Committee shall be composed of at least three directors who are free of any relationship that, in the opinion on the Board of Directors, would interfere with their exercise of independent judgment as a Committee member. Each member shall have adequate financial experience with one member possessing accounting or related financial management expertise, as the Board of Directors interprets such qualifications in its business judgment.

Committee members will maintain an awareness of the Corporation's operations and be cognizant of the factors that could contribute to an increased risk of inaccurate, biased, misleading, or fraudulent reporting. All reasonable resources required to discharge responsibilities will be employed.

The Committee shall be responsible for the selection of the independent auditors, subject to full Board approval, and the independent auditors shall be accountable to the Board and the Committee. As part of its effectiveness, the Committee will maintain free and open communications between the directors, the independent auditors, and the financial management of the Corporation. The Committee should meet at least twice annually or more frequently if circumstances make that preferable.

In carrying out these responsibilities, the Audit Committee will:

1. Confirm and assure the independence of the outside auditor with regard to the company by periodically reviewing formal written statements delineating all relationships between the auditor and the company, and by discussing such findings with the independent auditor.

2. Meet with the independent auditors and the Corporation's financial management to review the scope of the current year's audit and the processes to be followed to detect fraud or internal control weakness.

3. Review the annual financial statements with the auditors to determine that the independent auditors are satisfied that the disclosure and content meet applicable standards.

4. Review the independent auditors' findings and recommendations at the conclusion of each audit. Review effects of new accounting pronouncements. Consider impact of significant tax issues or IRS audits.

5. Meet privately with the independent auditors concerning:

   - The quality and depth of staffing in the financial auditing areas;
   - Major concerns;
   - Any other matters which should be called to the Committee's attention.

6. Ascertain that management is constantly striving to satisfy its responsibility for providing adequate internal control in the Corporation's systems by regular evaluation and review of overall internal control systems and their effectiveness with the independent auditors.

7. Periodically review the need for an internal audit function and/or its effectiveness and make appropriate recommendations.

8. Review management's program to monitor compliance with the corporate code of conduct annually.

   - Obtain signed acknowledgements from management personnel on business ethics practices.
   - Focus on controls to expose payments, transactions, procedures which might be illegal or improper.
   - Review procedures for determining level of officers' expenses and prerequisites.

9. Meet regularly and report activities to the Board; provide copies of all meeting minutes to Board members.

10. Review and reassess the adequacy of the Audit Committee Charter on an annual basis.

KEITHLEY INSTRUMENTS, INC.


DC
to
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KEITHLEY
A GREATER MEASURE OF CONFIDENCE
innovate • create • accelerate

Please mark, sign, date and return the proxy card promptly, using the enclosed envelope

DETACH CARD

KEITHLEY INSTRUMENTS, INC. **Class B Common Shares**

The undersigned hereby appoints JOSEPH P. KEITHLEY and MARK J. PLUSH and each of them, as proxies and attorneys, with full power of substitution, to appear and vote all the Class B Common Shares of Keithley Instruments, Inc. which the undersigned shall be entitled to vote at the Annual Meeting of Shareholders of the Company to be held February 15, 2003, and at any postponements or adjournments thereof, and directs said proxies to vote as specified herein on the matters set forth in the notice of the meeting, and to transact such other business as may properly come before the Annual Meeting or any adjournment thereof, hereby revoking any and all proxies heretofore given.

The Board of Directors recommends a vote *FOR* the nominees listed below.

1. ELECTION OF DIRECTORS, FOR ☐ WITHHOLD AUTHORITY ☐
   Joseph P. Keithley; Brian R. Bachman; James B. Griswold;
   William J. Hudson, Jr.; Dr. N. Mohan Reddy; and R. Elton White

To withhold authority to vote for any individual nominee(s), write the name of the nominee(s) in the space provided below.

(Continued, and to be signed on other side)

KEITHLEY

Annual Meeting of Shareholders
February 15, 2003
12:00 Noon

DETACH CARD

- -

(Continued from the other side)

2. To vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SATURDAY, FEBRUARY 15, 2003.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies named above cannot vote your shares unless you sign and return this card.

This Proxy when properly executed will be voted in the manner directed herein by the shareholder. **If no direction is made, this Proxy will be voted FOR the nominees named in Item 1 and with discretionary authority on all other matters that may properly come before the meeting or any adjournment or postponement thereof.**

The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournments thereof. NOTE: Please sign name(s) exactly as printed hereon. Joint owners should each sign. Persons signing as executors, administrators, trustees or in similar capacities should so indicate.

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SIGNATURE(S)   DATE

KEITHLEY INSTRUMENTS, INC.



Please mark, sign, date and return the proxy card promptly, using the enclosed envelope

DETACH CARD

- -

KEITHLEY INSTRUMENTS, INC.   **Common Shares**

The undersigned hereby appoints JOSEPH P. KEITHLEY and MARK J. PLUSH and each of them, as proxies and attorneys, with full power of substitution, to appear and vote all the Common Shares of Keithley Instruments, Inc. which the undersigned shall be entitled to vote at the Annual Meeting of Shareholders of the Company to be held February 15, 2003, and at any postponements or adjournments thereof, and directs said proxies to vote as specified herein on the matters set forth in the notice of the meeting, and to transact such other business as may properly come before the Annual Meeting or any adjournment thereof, hereby revoking any and all proxies heretofore given.

The Board of Directors recommends a vote *FOR* the nominees listed below.

1. ELECTION OF DIRECTORS,   FOR ☐   WITHHOLD AUTHORITY ☐

Joseph P. Keithley; Brian R. Bachman; James T Bartlett*; James B. Griswold; Leon J. Hendrix, Jr.*; William J. Hudson, Jr.; Dr. N. Mohan Reddy; and R. Elton White

*Elected by holders of Common Shares only.

To withhold authority to vote for any individual nominee(s), write the name of the nominee(s) in the space provided below.

(Continued, and to be signed on other side)

KEITHLEY

Annual Meeting of Shareholders
February 15, 2003
12:00 Noon

DETACH CARD
- -
(Continued from the other side)

2. To vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SATURDAY, FEBRUARY 15, 2003.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies named above cannot vote your shares unless you sign and return this card.

This Proxy when properly executed will be voted in the manner directed herein by the shareholder. **If no direction is made, this Proxy will be voted FOR the nominees named in Item 1 and with discretionary authority on all other matters that may properly come before the meeting or any adjournment or postponement thereof.**

The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournments thereof. NOTE: Please sign name(s) exactly as printed hereon. Joint owners should each sign. Persons signing as executors, administrators, trustees or in similar capacities should so indicate.

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SIGNATURE(S)   DATE